UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

On January 31, 2008, the Registrant disclosed in Greece the results of its tender offer to purchase any and all of the ordinary shares of Cosmote Mobile Telecommunications S.A. (“Cosmote”) that were not already owned, directly or indirectly, by the Registrant, at a price of €26.25 per ordinary share (the “offer”).  The acceptance period of the offer started on Tuesday, December 4, 2007, at 8:00 a.m. (Greek time) and ended on Tuesday, January 29, 2008, at 14:30 p.m. (Greek time).

An English language version of the Registrant’s press release dated January 31, 2008 is attached as Exhibit 99.1 hereto.

As previously disclosed, Cosmote’s ordinary shares are listed on the Athens Stock Exchange and (in the form of Global Depositary Receipts) on the London Stock Exchange.  The Registrant had extended the offer to U.S. holders of Cosmote ordinary shares pursuant to the “Tier 2” exemption afforded by Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: January 31, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

Exhibit 99.1

English language version of the Registrant’s press release, dated January 31, 2008.

Voluntary Tender Offer of

“HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

 For the acquisition of shares of

“COSMOTE - MOBILE TELECOMMUNICATIONS S.A.”

Announcement of Results

According to Article 23 of Law 3461/2006 (the “Law”), the Greek société anonyme under the corporate name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” (the “Offeror”), announces the following:

1.

On 09.11.2007 the Offeror launched a tender offer (the “Tender Offer”) to acquire all common registered shares (the “Shares”) of the société anonyme under the name “COSMOTE - MOBILE TELECOMMUNICATIONS S.A.”, (the “Company”), which were not owned at the time directly or indirectly by the Offeror, i.e.:

a)

107,695,259 Shares, representing a percentage of approximately 32.17% of the total paid up share capital and voting rights of the Company and

b)

up to 1,165,070 Shares (the “New Shares”), which represented the maximum number of Shares which may be issued and listed in the Athens Stock Exchange (the “ATHEX”) within the acceptance period of the Tender Offer (the “Acceptance Period”), as a result of the exercise of stock options by executives of the Company’s group,

           (the «Tender Offer Shares»).

The Hellenic Capital Market Commission (the “HCMC”) approved the respective information circular (the “Information Circular”) by virtue of its Board of Directors resolution of November 29, 2007.

2.

The Information Circular was supplemented by the supplement dated December 27, 2007 (the “Supplement”) which was approved by virtue of the Board Resolution of the HCMC of December 27, 2007.  The preparation of the Supplement was necessary due to a change in the number of the Tender Offer Shares by reason of change of the maximum number of the New Shares, which was increased by 13,500 Shares, thus being 1,178,570 instead of 1,165,070 New Shares.

3.

Following the above, the Tender Offer Shares included in total 107,695,259 Shares and 1,178,570 New Shares, provided that the latter would have been issued and listed in the ATHEX until the end of the acceptance period of the Tender Offer.  Finally, until the end of the Acceptance Period 1,175,100 New Shares had been issued and listed in the ATHEX and, thus, the total number of the Tender Offer Shares was 108,870,359.

4.

The Acceptance Period started on Tuesday December 4, 2007 and expired on Tuesday January 29, 2008.

5.

The Tender Offer was completed with the submission of the notice of acceptance by 5,044 shareholders of the Company for 27,503,293 Shares representing a percentage of 8.187% of the total paid up share capital and voting rights of the Company.

6.

The Offeror also acquired through the market 76,638,257 Shares from the date the Tender Offer was announced until the end of the acceptance period of the Tender Offer.

7.

Following the above, the Offeror shall own, after the off-exchange transfer of the Shares  which were tendered within the Acceptance Period, and including the Shares it acquired through the market until that date, 331,228,491 Shares representing a percentage of 98.592% of the total paid up share capital and voting rights of the Company.

8.

Ιn accordance to article 27 of the Law if, after the end of the Acceptance Period, the Offeror holds, directly and indirectly, shares that represent at least 90% of the total voting rights of the target company, it has the right to require the transfer to it of all remaining Shares (“Squeeze-Out Right”).

9.

Upon completion of the off-exchange transfer of the Shares tendered to the Offeror, as per paragraph 7 above, the Offeror shall have exceeded the above 90% percentage and thus intends, within three months as of the end of the Acceptance Period to exercise the Squeeze-Out Right by filing a respective request with the HCMC.

10.

The consideration to be paid to the remaining shareholders of the Company shall be the same as the offer price of the Tender Offer, i.e. €26.25 per Share.

11.

It is noted that in accordance with article 28 of the Law, the remaining shareholders of the Company have the right to sell in the market to the Offeror their Shares for a consideration of €26.25 per Share within a period of three months as of this announcement (“Sell-Out Right”).

12.

Furthermore, after the completion of exercise of the Squeeze-Out Rights and of the Sell-Out Rights, the Offeror intends to proceed with delisting the Shares from the ATHEX, as well as any GDRs from the LSE.